UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

File No. 812-

	)	APPLICATION PURSUANT TO
	)	SECTION 9(c) OF THE INVESTMENT
	)	COMPANY ACT OF 1940 FOR
	)	TEMPORARY AND PERMANENT
	)	ORDERS EXEMPTING APPLICANTS
In the Matter of	)	FROM THE PROVISIONS OF
SECTION 9(a) OF SUCH ACT
CITICORP	)
399 Park Avenue	)
New York, NY 10014)
And
CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, NY 10013
And	)
CEFOF GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CELFOF GP CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043)
And	)
CITIGROUP ALTERNATIVE	)
INVESTMENTS LLC	)
388 Greenwich Street	)
New York, NY 10014
And	)
CITIGROUP CAPITAL PARTNERS I GP I	)
CORP.	)
388 Greenwich Street	)
New York, NY 10013
And	)
CITIGROUP CAPITAL PARTNERS I GP II	)
CORP.	)
388 Greenwich Street	)
New York, NY 10013
And	)
CITIGROUP PRIVATE EQUITY	)
(OFFSHORE) LLC	)
388 Greenwich Street	)
New York, NY 10013
And	)
CITIGROUP FIRST INVESTMENT	)
MANAGEMENT	)
AMERICAS LLC	)
388 Greenwich Street	)
New York, NY 10013
)
File No. 812-)

This Application consists of 29 pages.

Citicorp

Citigroup Global Markets Inc.

CEFOF GP I Corp.

CELFOF GP Corp.

Citibank, N.A.

Citigroup Alternative Investments LLC

Citigroup Capital Partners I GP I Corp.

Citigroup Capital Partners I GP II Corp.

Citigroup Private Equity (Offshore) LLC

Citigroup First Investment Management Americas LLC

(Names of Applicants)

See Above

(Addresses of Applicants’ principal executive offices)

Elaine H. Mandelbaum, Esq.
Managing Director and General Counsel,	Richard S. Lincer, Esq.
Litigation and Regulatory Enforcement	Jeffrey D. Karpf, Esq.
Citigroup Global Markets Inc.	Cleary Gottlieb Steen & Hamilton LLP
388 Greenwich Street, 17th Floor	One Liberty Plaza
New York, NY 10013	New York, NY 10006

(Names and addresses of persons to whom communications should be directed)

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

	)	APPLICATION PURSUANT TO
	)	SECTION 9(c) OF THE INVESTMENT
	)	COMPANY ACT OF 1940 FOR
	)	TEMPORARY AND PERMANENT
	)	ORDERS EXEMPTING APPLICANTS
In the Matter of	)	FROM THE PROVISIONS OF
SECTION 9(a) OF SUCH ACT
CITICORP	)
399 Park Avenue	)
New York, NY 10014)
And
CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, NY 10013
And	)
CEFOF GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CELFOF GP CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043)
And	)
CITIGROUP ALTERNATIVE	)
INVESTMENTS LLC	)
388 Greenwich Street	)
New York, NY 10014
And	)
CITIGROUP CAPITAL PARTNERS I GP I	)
CORP.	)
388 Greenwich Street	)
New York, NY 10013
And	)
CITIGROUP CAPITAL PARTNERS I GP II	)
CORP.	)
388 Greenwich Street	)
New York, NY 10013
And	)
CITIGROUP PRIVATE EQUITY	)
(OFFSHORE) LLC	)
388 Greenwich Street	)
New York, NY 10013
And	)
CITIGROUP FIRST INVESTMENT	)
MANAGEMENT	)
AMERICAS LLC	)
388 Greenwich Street	)
New York, NY 10013
)
File No. 812-)

Citicorp, a Delaware corporation (the “Settling Firm”), Citigroup Global Markets Inc. (“CGMI”), CEFOF GP I Corp. (“CEFOF”), CELFOF GP Corp. (“CELFOF”), Citibank, N.A. (“Citibank”), Citigroup Alternative Investments LLC (“Citigroup Alternative”), Citigroup Capital Partners I GP I Corp. (“CCP I”), Citigroup Capital Partners I GP II Corp. (“CCP II”), Citigroup Private Equity (Offshore) LLC (“CPE (Offshore)”), and Citigroup First Investment Management Americas LLC (“CFIMA”, and, together with CGMI, CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I, CCP II, and CPE (Offshore), the “Adviser Applicants” and the Settling Firm together with the Adviser Applicants, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption and (ii) a permanent order exempting each Applicant from the provisions of Section 9(a) of the Act in respect of the resolution of a criminal investigation by the United States Department of Justice (“DOJ”) that resulted in the Settling Firm, entering into a plea agreement with the DOJ, attached hereto as Annex A (the “Plea Agreement”), to be approved by the United States District Court for the District of Connecticut (the “District Court”).

The Adviser Applicants currently perform for the “Funds”1 identified in Exhibit A the services described below, which are subject to Section 9(a). Other than the Adviser Applicants, no existing company of which the Settling Firm is an affiliated person within the meaning of Section 2(a)(3) of the Act (an “Affiliated Person”) currently serves as investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered investment company, including registered management companies, registered unit investment trusts (“UITs”), or registered face amount certificate companies, or investment adviser to employees’ securities companies (as defined in Section 2(a)(13) of the Act) subject to Section 9 of the Act (“ESCs”) (such services, collectively, “Fund Service Activities”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A. Applicants and the Other Covered Persons

Citigroup Inc. (“Citigroup” or “Citi”), the parent company of the Settling Firm, CGMI and the other Adviser Applicants, is a global financial holding company whose businesses provide a broad range of financial services. The Settling Firm is a financial services holding

[1]

For purposes of this application “Funds” refers to any registered investment company, business development company, or employees’ securities company (as defined in Section 2(a)(13) of the Act) for which a Covered Person (as defined above) serves or may in the future serve as an investment adviser (as defined in Section 2(a)(20) of the Act), sub-adviser, general partner or depositor, or any registered open-end investment company, registered unit investment trust or registered face amount certificate company for which a Covered Person serves or may in the future serve as principal underwriter (as defined in Section 2(a)(29) of the Act).

company and the direct parent company of Citibank. CGMI, a New York corporation and an Affiliated Person of the Settling Firm, is a full service investment banking firm. CGMI engages in securities underwriting, sales and trading, investment banking, financial advisory and investment research services. CGMI is registered as a broker-dealer with the Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (“Exchange Act”). CGMI also is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Investment Advisers Act of 1940, as amended (“Advisers Act”). CGMI currently does not perform Fund Service Activities for any Fund, but it may seek to do so in the future.

CFIMA, a Delaware limited liability company and an Affiliated Person of the Settling Firm, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Advisers Act. Exhibit A identifies one Fund for which CFIMA currently acts as investment adviser. This Fund does not currently have third-party shareholders, but CFIMA may in the future include third-party investors in the Fund identified in Exhibit A or serve as an investment adviser to new Funds that may include third-party investors. CFIMA currently does not serve as depositor or principal underwriter for any Fund, but it may seek to do so in the future.

Each of CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I, CCP II and CPE (Offshore) (collectively, the “ESC Advisers”) is an Affiliated Person of the Settling Firm and serves as investment adviser to certain ESCs (ESCs are included in the term “Funds”) sponsored by Citigroup and its subsidiaries. These ESCs were not offered to the general public, but were intended to provide investment opportunities for eligible current and former employees, officers, directors of and persons on retainer for Citigroup that were competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. The ESCs, which are identified as such in Exhibit A, have been exempted from all provisions of the Act (and the rules and regulations thereunder), except for certain sections, including Section 9, pursuant to a Commission order (“ESC Order”).2 An important fact the SEC relied upon in granting the ESC Order was that “[a]ny entity serving as Investment Adviser to any [ESC] … will be a Citigroup entity.”3 This “community of interest”4 between the Citi advisers and ESCs serves to protect the employee investors even though the ESCs are not registered funds. None of the ESC Advisers perform any Fund Service Activities for any Funds other than the ESCs. The ESCs had assets under management of approximately $1.5 billion as of December 31, 2014, and approximately 25 to 30 Citi employees are involved in advising and servicing the ESCs.

B. The Criminal Investigation and Plea Agreement

The DOJ has conducted an investigation of certain conduct and practices of Citi and other financial services firms in the FX spot market. To resolve the DOJ’s investigation, the Settling Firm entered into the Plea Agreement, pursuant to which the Settling Firm has pleaded guilty to one count of an antitrust violation of 15 U.S.C. § 1. The Plea Agreement acknowledges that Citigroup has provided “substantial assistance” to the DOJ in carrying out its investigation.

[2]	Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324, 66 Fed. Reg. 67575 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order).
[3]	Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324, 66 Fed. Reg. 67575, 67575 (Dec. 21, 2001) (Applicant’s Representations, para. 3).
[4]	Id. at 67577 (Applicant’s Legal Analysis, para. 4).

As set forth in the Plea Agreement, from at least December 2007 and continuing to at least January 2013 (the “Relevant Period”), the Settling Firm, through one London-based euro/U.S. dollar (“EUR/USD”) trader employed by Citibank, a subsidiary of the Settling Firm and an Applicant hereto, and other traders at unrelated financial services firms acting as dealers in the FX spot market entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX spot market by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere (the “Conduct”). The Conduct included near daily conversations, some of which were in code, in an exclusive electronic chat room used by certain EUR/USD traders, including the EUR/USD trader employed by Citibank. The Conduct forms the basis for the DOJ’s antitrust charge that the Settling Firm violated 15 U.S.C. § 1.

Under the terms of the Plea Agreement, the DOJ and the Settling Firm have agreed that the District Court should impose a sentence requiring the Settling Firm to pay a criminal fine of $925 million. The Plea Agreement also provides for a three-year term of probation, with conditions to include, among other things, Citi’s continued implementation of a compliance program designed to prevent and detect the Conduct throughout its operations, and Citi’s further strengthening of its compliance and internal controls as required by other regulatory or enforcement agencies that have addressed the Conduct, including the U.S. Commodity Futures Trading Commission (“CFTC”), pursuant to its settlement with Citibank on November 11, 2014, requiring remedial measures to strengthen the control framework governing Citi’s FX trading business (the “CFTC Order”); the U.S. Treasury Department’s Office of the Comptroller of the Currency (“OCC”), pursuant to its settlement with Citibank on November 11, 2014, requiring remedial measures to improve the control framework governing Citi’s wholesale trading and benchmark activities (the “OCC Order”); the U.K. Financial Conduct Authority (“FCA”), pursuant to its settlement with Citibank on November 11, 2014 (the “FCA Order”); and the U.S. Board of Governors of the Federal Reserve System (“FRB”), pursuant to its settlement with Citigroup entered into concurrently with the DOJ resolution, requiring remedial measures to improve controls for FX trading and activities involving commodities and interest rate products (the “FRB Order”).

II.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company, if within the past 10 years, the person has been convicted of any felony or misdemeanor, including those arising out of such person’s conduct as a bank or an Affiliated Person of a bank. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(1) to a company, any Affiliated Person of which is ineligible under the provisions of Section 9(a)(1). Affiliated Person is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Settling Firm is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3).

A plea of guilty by the Settling Firm results in a disqualification of the Settling Firm under Section 9(a)(1) of the Act. As a consequence, pursuant to Section 9(a)(3) of the Act, the Settling Firm’s Affiliated Persons, including the Adviser Applicants, would also be unable to serve as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to the ESCs), or principal underwriter for the Funds that are registered open-end investment companies, registered UITs, or registered face amount certificate companies. Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund. In addition, the Applicants would be barred from serving as investment adviser, sub-adviser or depositor of any Fund (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Fund that is an open-end investment company, registered UIT, or registered face amount certificate company for ten years under Section 9(a) of the Act because the Settling Firm would become the subject of a conviction described in Section 9(a)(1).

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

In light of the Plea Agreement, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of the Adviser Applicants to continue to serve as investment adviser or sub-adviser of the Funds listed in Exhibit A (including as general partner providing investment advisory services to the ESCs), and of the Applicants and other Covered Persons to serve in the future as investment adviser, sub-adviser or depositor of any Fund (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Fund that is an open-end investment company, registered UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief to the Applicants and any other Covered Persons on a temporary basis (the “Temporary Order”) pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act (the “Permanent Order,” and, together with the Temporary Order, the “Orders”).

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders granting the exemptions requested above from the provisions of Section 9(a) of the Act, Applicants assert that

[5]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

the prohibitions of Section 9(a), as applied to Applicants, would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or the protection of investors to issue the Orders.

A. The Limited Scope of the Conduct

As noted above, the Settling Firm has pleaded guilty to an antitrust violation of 15 U.S.C. § 1 based on the actions of one FX trader employed by Citibank, who engaged in the Conduct. The Plea Agreement and related regulatory orders cited in Part I.B above represent the first time Citigroup has been subject to charges or regulatory orders in connection with the FX spot market. The in-depth and widespread internal investigation conducted by Citigroup and its outside counsel6 confirmed that the Conduct did not involve the Settling Firm or its Affiliated Persons performing Fund Service Activities. Furthermore, the Conduct did not relate to any Fund’s management or distribution or involve any Fund or the assets of any Fund.

The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7 The employment of the one trader who engaged in the Conduct was terminated, not to be rehired.8 None of the senior management or directors of the Settling Firm or any Citi entity were aware of the Conduct or ignored any warning signs or “red flags” regarding the Conduct. Moreover, no Adviser Applicant (other than Citibank, as employer of the relevant FX trader) was involved in the Conduct. In the absence of criminal practices relating to the Adviser Applicants or their Fund business, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the Conduct has not been such as to make it against the public interest or the protection of investors to grant the Application and issue the Orders.

B. Involvement of Applicants’ Personnel

The conviction is an antitrust violation arising from the behavior of one FX trader employed by Citibank. Applicants represent that: (i) none of the current or former directors, officers or employees of any Applicant involved in performing Fund Service Activities during the Relevant Period had any knowledge of, or had any involvement in, the Conduct;9 (ii) no current or former employee of any Applicant or of any other Covered Person who previously has been or who subsequently may be identified by an Applicant or any U.S. or non-U.S. regulatory

[6]	Citigroup, through outside counsel, reviewed over 800,000 documents and audio calls as part of the internal investigation, and additionally reviewed and analyzed trading and order data. As part of the overall investigation, Citigroup, through outside counsel, interviewed over 75 individuals, including many multiple times.
[7]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).
[8]	Citi’s Human Resources department has confirmed that the individual is no longer employed by any Citi entity.
[9]

Applicants have provided to outside counsel a list of current and former officers, directors, and employees during the Relevant Period. Applicants’ outside counsel has reviewed the list and confirmed that based upon the results of the internal investigation referred to in footnote 6, no one listed was involved in or had knowledge of the Conduct.

or enforcement agency as having been responsible for the Conduct will have any involvement in performing Fund Service Activities or will be an officer, director, or employee of any Applicant or of any other Covered Person; (iii) no employee of any Applicant or of any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because no personnel of any Applicant providing Fund Service Activities had any involvement in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Applicants believe that the conduct of the Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

C. Adverse Effect on Adviser Applicants

The Plea Agreement subjects the Applicants to the prohibitions of Section 9(a) of the Act solely because the FX trader who engaged in the Conduct was employed by Citibank. If the Adviser Applicants, which are Affiliated Persons of the Settling Firm, were disqualified under Section 9(a) from continuing to perform Fund Service Activities in the future and were unable to obtain the requested exemption, the effect on the ESC Funds’ shareholders, the Adviser Applicants’ employees, and on the Adviser Applicants’ future businesses could be severe.

With respect to the ESC Advisers in particular, their disqualification from providing advisory or sub-advisory services to the ESCs listed in Exhibit A would not be in the public interest or in furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs and violate the ESC Order the Commission issued to Citigroup. Because the ESCs have been formed for certain key employees, officers and directors of Citigroup and its affiliates under an ESC Order that mandates that a Citigroup entity is the adviser, it would not be consistent with the purposes of the employees’ securities company provisions of the Act or the terms and conditions of the ESC Order to require another entity not affiliated with Citigroup to manage the ESCs because that relief is premised on a close community of interests between the adviser and the employees. In addition, as of December 31, 2014, the ESCs had approximately $1.5 billion in assets under management and participating employees of Citigroup and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of Citigroup. Removal and replacement of each ESC’s general partner (and, where applicable, its investment adviser), which provides the investment advisory services, with an unaffiliated entity would be inconsistent with the ESC formation documents and the ESC Order. Therefore, the Section 9(a) prohibitions as applied to the Applicants would adversely affect, rather than protect, the investors in the ESCs.

In addition, the Adviser Applicants have committed substantial resources to establishing an expertise in providing services covered by Section 9(a). Currently, the Adviser Applicants employ persons who are actively involved in performing the advisory or sub-advisory and/or underwriting function for the Funds. Prohibiting the Adviser Applicants from providing Fund Service Activities to the Funds not only would affect the Adviser Applicants’ current and future businesses adversely, but also the employees of the Adviser Applicants.

Further, applying the prohibitions of Section 9(a) to any Covered Person would have unduly and disproportionately severe consequences not only at present but also in the future. If the Adviser Applicants or other Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, the businesses and the numerous persons who will be actively involved in servicing Funds as employees of the Adviser Applicants would be significantly and adversely affected.

For the foregoing reasons, the Section 9(a) prohibitions as applied to the Applicants would be unduly and disproportionately severe.

D. Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake to distribute, as soon as reasonably practicable, written materials describing the circumstances that led to the Plea Agreement and this Application to, and to offer to meet in person to discuss the materials with, the boards of directors or trustees of each Fund (excluding, for this purpose, the ESCs) for which the Adviser Applicants serve as investment adviser or sub-adviser, including the directors or trustees who are not interested persons as defined in Section 2(a)(1) of the Act, and their independent legal counsel, if any. The Applicants will provide each Fund (excluding, for this purpose, the ESCs) with the information concerning the Plea Agreement and this Application necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws and will provide it a copy of the Plea Agreement.

E. Hardships on the Funds and their Shareholders

The inability of the Adviser Applicants to continue to serve as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to ESCs) would result in the Funds and their shareholders facing potentially severe hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory services provided by the Adviser Applicants (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds. In addition, uncertainty caused by prohibiting an Adviser Applicant that currently serves as an investment adviser from continuing to do so could disrupt investment strategies, which would frustrate efforts to manage effectively the Funds’ assets. Also, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers (and/or general partners, in the case of certain ESCs). The Adviser Applicants have longstanding relationships with particular Funds (including the ESCs) and have developed a familiarity and expertise with particular Funds’ operations. Replacing these Adviser Applicants in their respective roles would result in inefficiencies and potential investment losses during a transition period. There is also no certainty that the Adviser Applicants who provide investment advisory services as general partners to the ESCs would be able to step down from that role under the ESC Order or the ESC formation documents. In addition, as the ESCs generally hold privately issued and highly illiquid securities, the ESCs would not easily find another adviser familiar with all of the securities they hold.

The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

F. Absence of Any Connection between the Conduct and the Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants in their roles performing Fund Service Activities for a Fund. While a number of Citigroup entities serve in capacities described in Section 9(a) of the Act, the FX trader, a former Citibank employee, who participated in the Conduct, did not perform Fund Service Activities, and the Conduct did not involve any Fund or the assets of any Fund with respect to which any Applicant acted as an investment adviser, depositor or principal underwriter.10

G. Remedial Action to Address the Conduct

Citi has implemented remedial measures to protect against conduct similar to the Conduct. Since the identification of potential misconduct in October 2013, Citi has fully cooperated with all regulators and authorities investigating this matter, including the DOJ, the CFTC, the OCC, the FCA and the FRB. The Plea Agreement acknowledges Citi’s “substantial assistance” with the DOJ’s investigation.

In March 2014, Citi proactively established a global Conduct Risk Program, designed to mitigate the exposure of Citi to conduct risk,11 including the risk of misconduct similar to that described in the Plea Agreement. As part of this program, in March 2015, Citi issued a Conduct Risk Policy setting forth the key elements of conduct risk, the procedures for identifying, managing and reporting it, and the roles and responsibilities of Citi’s three lines of defense (front office, Compliance and Internal Audit) with regards to conduct risk.12

In February 2015, Markets13 launched a mandatory Conduct Risk Training Session for employees within Markets globally. The training is designed to share Citi’s recent experiences with conduct risk-related matters within the Markets business, and to provide guidance, through work examples, on the actions employees should take when presented with certain situations. Through initiatives such as this training, and the Conduct Risk Program and Policy described above, Citi is committed to minimizing the risk posed by misconduct such as that addressed in the Plea Agreement.

On a wider scale, throughout 2014, Citi’s senior management engaged in a broad effort to emphasize the importance of ethical conduct and integrity. As part of this effort, nearly 5,000 of Citi’s most senior managers received in-person training designed to help them identify ethical challenges, foster ethical decision-making and underscore the importance of escalating issues. For 2015, Citi has adapted this training and is rolling it out to approximately 40,000 employees globally.

[10]	See supra footnotes 6, 8, and 9.
[11]	Generally, conduct risk is understood to be the risk that Citi’s employees or agents may, intentionally or through negligence, harm customers, clients or the integrity of the markets, and thereby, the integrity of the organization.
[12]	Aspects of this program and policy are discussed in Citigroup’s 2014 Annual Report on Form 10-K. See “Risk Factors” and “Managing Global Risk.”
[13]	The Conduct took place in Citi’s Foreign Exchange and Local Markets business, which is a business within Citi Markets. Markets is a division of Citi’s Institutional Clients Group.

Looking forward, Citi has committed to continue to make significant changes to strengthen its governance structure and enhance the overall control environment in FX trading, as well as other wholesale trading and benchmark activities. These efforts include (i) the establishment of a new Supervision and Controls Team within the Foreign Exchange and Local Markets business; (ii) the appointment of a Global Head of Markets Compliance to provide direction and oversight over the regional compliance personnel within Markets, and to coordinate global initiatives, best practices, policies and procedures and emerging issues in Markets; (iii) the establishment of a senior working group comprised of members of Markets, Compliance and Information Technology to coordinate initiatives that will focus on the development of enhanced tools designed to improve detection of market misconduct through transaction monitoring and communications surveillance; (iv) the establishment of and enhancements to transaction monitoring and communications surveillance processes in the jurisdictions in which Citibank engages in FX trading; and (v) enhancements to Citibank’s compliance risk assessment and compliance testing procedures around controls for the detection and prevention of employee misconduct in FX trading.

Moreover, Citi continues to undertake efforts to assess whether the conduct risks identified in FX trading are present in other trading activities and to identify other emerging conduct risks. For each conduct risk area, Citi has committed to identify opportunities for enhancements and/or remediation and to develop specific action plans that will build on the lessons learned from Citi’s FX trading remediation work, as well as incorporate additional measures for non-FX trading businesses, as applicable.

The OCC Order and CFTC Order require certain remedial measures to be taken by Citi and periodic reports on the implementation of such measures to be provided. In March 2015, Citibank submitted the required reports to the OCC and the CFTC regarding the remedial measures that it had taken and planned to take to comply with the respective orders, including measures related to identifying and addressing conflicts of interest regarding FX benchmark rate fixings, surveillance of communications, trade monitoring, audits, supervision, training, and escalation and reporting.

In connection with the FRB Order, Citi has committed to the continued implementation of additional improvements in its oversight, internal controls, compliance, risk management and audit programs for FX trading and related sales activities, as well as activities involving commodities and interest rate products where Citi acts as principal (collectively, the “Designated Market Activities”). As part of the FRB settlement, Citi will prepare and submit plans to (i) improve senior management’s oversight of Citi’s compliance with applicable U.S. laws and regulations and applicable internal policies in connection with the Designated Market Activities; (ii) establish and enhance policies and procedures designed to strengthen Citi’s internal controls and compliance program; and (iii) enhance its compliance risk management and internal audit programs. Citi will also undertake a review of applicable policies and procedures and an appropriate risk-focused sampling of other key controls for its firm-wide Designated Market Activities, the results of which will be submitted to the FRB.

H. Prior Section 9(c) Applications Filed

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c); however, like the Conduct, none of these previous orders related to matters involving the Applicants’ Fund Service Activities. We also note that several of the Section 9(c) orders the Commission has granted to Citi related to conduct undertaken by an entity prior to the entity’s acquisition by a current Citi entity or by one of its predecessors. Moreover, we submit that because all of the previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted, and do not form a pattern of allegedly violative conduct by Citi in a particular area. Rather, like any large and diverse financial institution, issues may arise in different parts of the institution, with different systems and personnel, at different times. Citi remains committed to promoting a culture of compliance within all parts of its organization, and, specifically with regard to the Conduct, will continue to implement significant changes in connection with its relevant practices, including as part of the remediation efforts described in section III.G above.

As a result of the foregoing, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

Salomon Brothers14

On March 9, 1978, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. Sun Company, Inc. (78 Civ. 1055), against various defendants, including Salomon Brothers. The complaint alleged that Salomon Brothers and others violated the beneficial ownership and tender offer provisions of the Exchange Act. On February 14, 1980, after it had found violations of the federal securities laws in July 1979, the court signed an order relating to Salomon Brothers that required it to comply with a stipulation of settlement to which it had agreed (“Salomon Brothers Order”). The stipulation required Salomon Brothers in the future to make the initial filings required under Sections 13(d) and 14(d) of the Exchange Act and to have or continue in practice certain procedures relating to the filing requirements of those sections of the Exchange Act.

Salomon Brothers sought a Section 9(c) order so that it could continue to serve as principal underwriter for registered investment companies. In April 1980, the Commission pursuant to Section 9(c) permanently exempted Salomon Brothers and any company with which it then was an Affiliated Person from the prohibitions of Section 9(a) of the Act with respect to the Salomon Brothers Order. Investment Company Act Release Nos. 11050 (Feb. 15, 1980) (notice and temporary order) and 11119 (Apr. 8, 1980) (permanent order).

[14]	Salomon Brothers was a New York limited partnership engaged in the investment banking and brokerage business. In 1997, Smith Barney Holdings Inc. was combined with Salomon, Inc. to form Salomon Smith Barney Holdings Inc., which indirectly wholly owned CGMI.

E.F. Hutton & Company Inc. (“Hutton”) and The E.F. Hutton Group Inc. (“Group”)15

On May 2, 1985, Hutton pled guilty to charges that it violated federal mail and wire fraud statutes by engaging in certain practices to obtain interest-free use of bank funds through its accounts at various banks. United States v. E.F. Hutton & Co., Crim. No. 85-00083 (M.D. Pa.). In a companion civil action, Hutton and Group were enjoined from, among other things, using certain elements of Hutton’s cash management system without the written consent of the banks involved and drafting checks in arbitrary amounts unrelated to ledger balances. United States v. The E.F. Hutton Group, Civ. No. 85-0601 (M.D. Pa.) (“DOJ injunction”). Later, on October 29, 1985, the Commission filed a complaint against Group alleging that it had violated Sections 13(a) and 13(b)(2) of the Exchange Act, and rules promulgated thereunder, by, among other things, making false and misleading statements in the MD&A section of its Forms 10-K regarding the sources of its interest income and by failing to maintain a system of adequate internal controls. SEC v. The E.F. Hutton Group, Civ. No. 85-3419 (D.D.C. Oct. 29, 1985). Without admitting or denying these allegations, Group agreed to the entry of a final order permanently enjoining it from such violations in the future.16

Hutton and Group sought a Section 9(c) order. In September 1986, the Commission permanently and conditionally exempted Hutton and Group from the prohibitions of Section 9(a) of the Act with respect to the criminal conviction and civil injunctions described in the application. Investment Company Act Release Nos. 14499 (May 2, 1985) (notice and temporary order), 14772 (Oct. 28, 1985) (order amending existing temporary order to include the New York State injunction), 14774 (Oct. 29, 1985) (order granting further temporary relief until the earlier of the date on which the Commission takes final action on the application for a permanent order, or one year from date of the order), and 15287 (Sept. 5, 1986) (permanent conditional order).

Hutton, Shearson Lehman Hutton Inc. (“Shearson”), and 11 Other Applicants17

On May 16, 1988, Hutton pled guilty to charges that it had conspired to violate, and had violated, certain provisions of the Bank Secrecy Act due to a failure to file currency transaction reports with the IRS. United States v. E.F. Hutton & Company Inc. (D.R.I.). The unlawful conduct did not occur later than October 1984—more than three years before Shearson acquired Hutton.

Hutton and the other applicants sought a Section 9(c) order. In June 1989, the Commission permanently exempted the applicants from the provisions of Section 9(a) of the Act by reason of the judgment of conviction entered against Hutton. Investment Company Act Release Nos. 16401 (May 16, 1988) (notice and temporary order) and 17036 (June 30, 1989) (permanent order).

[15]	Hutton was a registered broker-dealer, investment adviser, and wholly-owned subsidiary of Group. In April 1988, Hutton became an indirect, wholly-owned subsidiary of Shearson Lehman Brothers, Inc. In July 1993, the then corporate parent of Smith Barney, Harris Upham & Co., Inc. (“SBHU”) acquired the retail brokerage and asset management operations of Shearson Lehman Brothers and combined them with SBHU, a predecessor of CGMI.
[16]	Hutton also consented to entry of a permanent injunction in a civil action brought by New York State, which was based on the criminal conviction, DOJ injunction and the conduct underlying them. N.Y. v. E.F. Hutton & Co., Index No. 85-43176 (Sup. Ct. N.Y. Cty. Oct. 29, 1985).
[17]	See supra footnote 15, for a discussion of relevant business transactions occurring in 1988 and 1993.

Smith Barney, Harris and Upham & Co., Inc. (“SBHU”)18

At the time of the application, SBHU employed three individuals subject to securities-related injunctions. The existence of the injunctions against the employees disabled SBHU from acting in the capacities with respect to Funds described in the application.

In order to continue serving in capacities described in the application, SBHU sought a Section 9(c) order. In May 1990, the Commission permanently and conditionally exempted SBHU from the provisions of Section 9(a) of the Act that were operative as a result of the injunctions entered against the three employees. Investment Company Act Release Nos. 17404 (Apr. 2, 1990) (notice and temporary conditional order), 17404A (Apr. 11, 1990) (corrected notice and temporary conditional order), and 17501 (May 21, 1990) (permanent conditional order).

Salomon Brothers Asset Management Inc. (“SBAM”) and Salomon Brothers Inc. (“Salomon Brothers”)19

On May 20, 1992, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. Salomon Inc. and Salomon Brothers Inc., 92 Civ. No. 3691. The complaint alleged, among other things, that Salomon Brothers repeatedly had submitted false bids in auctions for U.S. Treasury securities. On the day that the complaint was filed, the two defendants consented to the entry of judgments of permanent injunction. Its injunction prohibited Salomon Brothers from committing future violations of Section 17(a) of the Securities Act, Sections 15(c)(1) and 17(a) of the Exchange Act, and various Exchange Act rules.

SBAM and Salomon Brothers sought a Section 9(c) order. In October 1992, the Commission permanently exempted SBAM and Salomon Brothers from the prohibitions of Section 9(a) of the Act with respect to the May 20, 1992 injunction. Investment Company Act Release Nos. 18717 (May 20, 1992) (notice and conditional temporary order) and 19051 (Oct. 21, 1992) (permanent order).

SBHU

In March 1993, the parent of SBHU entered into an acquisition agreement, pursuant to which it agreed to acquire the domestic retail brokerage and asset management businesses of Shearson Lehman Brothers Inc. (“Shearson”) and combine it with SBHU. During the due diligence review of Shearson’s operations, it was learned that two employees of Shearson and one of its subsidiaries were subject to securities-related injunctions; the two employees resigned from their respective positions at Shearson and its subsidiary. SBHU proposed to hire the two

[18]	Smith Barney, Inc. was the direct parent corporation of SBHU, which is a predecessor of CGMI.
[19]

Salomon Brothers, a registered broker-dealer and registered investment adviser, and SBAM, a registered investment adviser, each were indirect wholly-owned subsidiaries of Salomon Inc. In 1997, Salomon Inc. was combined with Smith Barney Holdings Inc. to form Salomon Smith Barney Holdings Inc., an indirect parent of CGMI.

employees as registered representatives at the earliest possible time, subject to receiving the registered exemption, because hiring the employees would subject SBHU to the disqualification provisions of Section 9(a) of the Act. In July 1993, the Commission pursuant to Section 9(c) of the Act permanently and conditionally exempted SBHU from the prohibitions of Section 9(a) with respect to the employment of the two employees. Investment Company Act Release Nos. 19478 (May 18, 1993) (notice and temporary order) and 19560 (July 2, 1993) (permanent conditional order).

SBHU

In April 1993, an individual who was subject to a securities-related injunction applied for employment as a financial consultant at Shearson, which declined to process the job application. SBHU proposed to hire the individual as a registered representative at the earliest possible time, subject to receiving the requested exemption, because hiring the employee would subject SBHU to the disqualification provisions of Section 9(a) of the Act. In July 1993, the Commission permanently and conditionally exempted SBHU from the prohibitions of Section 9(a) with respect to the employment of the employee. Investment Company Act Release Nos. 19557 (July 2, 1993) (notice and temporary order) and 19597 (July 28, 1993) (permanent conditional order).

CGMI and Twelve Other Applicants

On October 31, 2003, a federal district court entered an injunction against CGMI in a matter brought by the Commission. Securities and Exchange Commission v. Citigroup Global Markets Inc. f/k/a/ Salomon Smith Barney Inc., 03 Civ. 2945 (S.D.N.Y., filed April 28, 2003). The complaint alleged that the firm’s research department and investment banking department issued research reports that were fraudulent, violated SRO rules regulating members’ communications with the public, and allocated hot IPO shares to executives of current or potential investment banking clients and provided special treatment for those executives. CGMI consented to the entry of the injunction, as well as the payment of disgorgement and penalties and other equitable relief.

CGMI and the other applicants sought a Section 9(c) order. On November 9, 2005, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the October 31, 2003 injunction. Investment Company Act Release Nos. 26240 (Oct. 31, 2003) (notice and temporary order) and 27143 (Nov. 9, 2005) (permanent order).

CGMI and Twelve Other Applicants

On July 27, 2007, a federal district court entered an injunction against The BISYS Group, Inc., n/k/a Citi Investor Services, Inc., in a matter brought by the Commission. Securities and Exchange Commission v. The BISYS Group, Inc., 07 Civ. 4010 (KMK) (S.D.N.Y., filed May 23, 2007). The complaint alleged that BISYS had engaged in improper accounting practices that resulted in an overstatement of BISYS’s financial results for several fiscal years. Without admitting or denying the allegations in the complaint, except as to jurisdiction, BISYS consented to the entry of the injunction, as well as the payment of disgorgement and prejudgment interest. On August 1, 2007, Citigroup acquired BISYS, making BISYS an affiliate of other Citigroup affiliates that then served as investment advisers, principal underwriters, or depositors of investment companies and employees’ securities companies.

CGMI and twelve other applicants sought a Section 9(c) order. On October 22, 2007, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the July 27, 2007, injunction. Investment Company Act Release Nos. 27978 (Sept. 24, 2007) (notice and temporary order) and 28017 (Oct. 22, 2007) (permanent order).

CGMI and Seven Other Applicants

On December 23, 2008, a federal district court entered an injunction against CGMI in a matter brought by the Commission. Securities and Exchange Commission v. Citigroup Global Markets Inc., 08 Civ. 10753 (S.D.N.Y., filed December 11, 2008). The complaint alleged that, among other things, CGMI misled its customers regarding the fundamental nature of and risks associated with auction rate securities that CGMI underwrote, marketed, and sold. CGMI consented to the entry of the injunction, as well as other equitable relief.

CGMI and the other applicants sought a Section 9(c) order. On January 16, 2009, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the December 23, 2008, injunction. Investment Company Act Release Nos. 28572 (Dec. 23, 2008) (notice and temporary order) and 28605 (Jan. 16, 2009) (permanent order).

Automated Trading Desk Specialists, LLC and Eight Other Applicants

On March 11, 2009, a federal district court entered an injunction against Automated Trading Desk Specialists, LLC (“ATDS”) in a matter brought by the Commission. Securities and Exchange Commission v. Automated Trading Desk Specialists, LLC., 1:09cv1977 (LTS) (S.D.N.Y. Mar. 4, 2009). The complaint alleged that, among other things, ATDS violated certain rules of the Chicago Stock Exchange by engaging in improper trades for its own proprietary accounts by trading ahead of, instead of matching customer orders, interpositioning and trading ahead of unexecuted open or cancelled orders. ATDS consented to the entry of the injunction, as well as other equitable relief.

ATDS and the other applicants sought a Section 9(c) order. On April 7, 2009, the Commission permanently exempted ATDS and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the March 11, 2009, injunction. Investment Company Act Release Nos. 28647 (Mar. 12, 2009) (notice and temporary order) and 28688 (Apr. 7, 2009) (permanent order).

CGMI and Seven Other Applicants

On October 19, 2010, a federal district court entered an injunction against Citigroup in a matter brought by the Commission. Securities and Exchange Commission v. Citigroup Inc., 1:10-cv-01227 (ESH) (D.D.C. Oct. 19, 2010). The complaint alleged, among other things, that Citigroup misled investors when it stated that it had reduced the investment bank’s subprime exposure from $24 billion at the end of 2006 to $13 billion or slightly less than that amount, while, in fact, the investment bank’s subprime exposure also included approximately $43 billion of “super senior” tranches of subprime collateralized debt obligations and related instruments called “liquidity puts.” Citigroup consented to the entry of the injunction, as well as other relief.

CGMI and the other applicants sought a Section 9(c) order. On November 15, 2010, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the October 19, 2010, injunction. Investment Company Act Release Nos. 29464 (Oct. 19, 2010) (notice and temporary order) and 29498 (Nov. 15, 2010) (permanent order).

CGMI and Eight Other Applicants

On August 5, 2014 a federal district court entered an injunction against Citigroup in a matter brought by the Commission. Securities and Exchange Commission v. Citigroup, Inc., 1:11-cv-07387 (JSR) (S.D.N.Y. Aug. 5, 2014). The complaint alleged, among other things, that Citigroup misled investors by stating in marketing materials for a CDO that it structured and marketed that Citi was acting in the traditional role of an arranging bank, while allegedly exercising influence over the selection of assets in the CDO to retain for itself a proprietary short position in the assets, thereby allegedly giving Citigroup undisclosed economic interests adverse to the investors in the CDO. Citigroup consented to the entry of the injunction, as well as other relief.

CGMI and the other applicants sought a Section 9(c) order. On September 3, 2014, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the August 5, 2014 injunction. Investment Company Act Release Nos. 31199 (Aug. 6, 2014) (notice and temporary order) and 31238 (Sep. 3, 2014) (permanent order).

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1. Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2. Neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to Section 9(c).

3. Each Adviser Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4. The Settling Firm, Citibank and Citigroup will comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5. Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

IV.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully applies, on behalf of itself and the Covered Persons, for the entry of the following orders by the Commission as soon as may be practicable:

1. that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Plea Agreement pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Plea Agreement; and

2. that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Plea Agreement.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Elaine H. Mandelbaum, Esq.

Managing Director and General Counsel,

Litigation and Regulatory Enforcement

Citigroup Global Markets Inc.

388 Greenwich Street, 17th Floor

New York, NY 10013

with a copy to:

Richard S. Lincer, Esq.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, Citicorp hereby states that its undersigned Assistant Secretary is authorized to sign and file this Application in its name and on its behalf and that Citicorp has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITICORP

By:	/s/ Elaine H. Mandelbaum
Name:	Elaine H. Mandelbaum
Title:	Assistant Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of Citicorp.; that she is the Assistant Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CITICORP

By:	/s/ Elaine H. Mandelbaum
Name:	Elaine H. Mandelbaum
Title:	Assistant Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Global Markets Inc. hereby states that its undersigned Managing Director and General Counsel, Litigation and Regulatory Enforcement is authorized to sign and file this Application in its name and on its behalf and that CGMI has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Elaine H. Mandelbaum
Name:	Elaine H. Mandelbaum
Title:	Managing Director and General Counsel, Litigation and Regulatory Enforcement

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of Citigroup Global Markets Inc.; that she is Managing Director and General Counsel, Litigation and Regulatory Enforcement of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Elaine H. Mandelbaum
Name:	Elaine H. Mandelbaum
Title:	Managing Director and General Counsel,
Litigation and Regulatory Enforcement

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Alternative Investments LLC hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that Citigroup Alternative has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/ Craig Barrack
Name:	Craig Barrack
Title:	Secretary

The undersigned states that he has duly executed the attached Application dated May 20, 2015 for and on behalf of Citigroup Alternative Investments LLC; that he is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/ Craig Barrack
Name:	Craig Barrack
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CEFOF GP I Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CEFOF has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CEFOF GP I CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of CEFOF GP I Corp.; that she is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CEFOF GP I CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CELFOF GP Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CELFOF has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CELFOF GP CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of CELFOF GP Corp.; that she is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CELFOF GP CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citibank, N.A. hereby states that its undersigned Assistant Secretary is authorized to sign and file this Application in its name and on its behalf and that Citibank has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIBANK, N.A.

By:	/s/ Elaine H. Mandelbaum
Name:	Elaine H. Mandelbaum
Title:	Assistant Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of Citibank, N.A.; that she is Assistant Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CITIBANK, N.A.

By:	/s/ Elaine H. Mandelbaum
Name:	Elaine H. Mandelbaum
Title:	Assistant Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Capital Partners I GP I Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CCP I has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIGROUP CAPITAL PARTNERS I GP I CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of Citigroup Capital Partners I GP I Corp.; that she is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CITIGROUP CAPITAL PARTNERS I GP I CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Capital Partners I GP II Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CCP II has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIGROUP CAPITAL PARTNERS I GP II CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of Citigroup Capital Partners I GP II Corp.; that she is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CITIGROUP CAPITAL PARTNERS I GP II CORP.

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Private Equity (Offshore) LLC hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CPE (Offshore) has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIGROUP PRIVATE EQUITY (OFFSHORE) LLC

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

The undersigned states that she has duly executed the attached Application dated May 20, 2015 for and on behalf of Citigroup Private Equity (Offshore) LLC; that she is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CITIGROUP PRIVATE EQUITY (OFFSHORE) LLC

By:	/s/ Carolyn Luxemburg
Name:	Carolyn Luxemburg
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup First Investment Management Americas LLC hereby states that its undersigned General Counsel and Secretary is authorized to sign and file this Application in its name and on its behalf and CFIMA has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: May 20, 2015

CITIGROUP FIRST INVESTMENT MANAGEMENT AMERICAS LLC

By:	/s/ Donald Bendernagel
Name:	Donald Bendernagel
Title:	General Counsel and Secretary

The undersigned states that he has duly executed the attached Application dated May20, 2015 for and on behalf of Citigroup First Investment Management Americas LLC; that he is General Counsel and Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIGROUP FIRST INVESTMENT MANAGEMENT AMERICAS LLC

By:	/s/ Donald Bendernagel
Name:	Donald Bendernagel
Title:	General Counsel and Secretary

EXHIBIT A

REGISTERED INVESTMENT COMPANIES TO WHICH

APPLICANTS OR THEIR AFFILIATES PROVIDE SERVICES

Fund Name	Adviser

Advisors Inner Circle Fund	Citigroup First Investment Management Americas LLC

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY ESC ADVISERS

ESC Name	Investment Adviser(s)
Citigroup Capital Partners II U.S. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.K. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II Cayman Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.S.-UK. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.K. Underlying Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II Employee Master Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Employee Fund of Funds (DE-UK) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (UK) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (Cayman) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (US-UK) I, LP	CELFOF GP Corp.

Citigroup Employee Fund of Funds I, LP	CELFOF GP Corp.

Citigroup Employee Fund of Funds (Master Fund) I, LP	CELFOF GP Corp.

Citigroup Venture Capital International Growth Partnership (Employee) II, L.P.	Citigroup Private Equity (Offshore) LLC

The Citigroup Private Bank Employee Co-Investment Program II, LP	Citibank, N.A.

Citigroup Capital Partners I (DE-UK), LP	Citigroup Capital Partners I GP I Corp.

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY ESC ADVISERS

ESC Name	Investment Adviser(s)
Citigroup Capital Partners I (UK), LP	Citigroup Capital Partners I GP I Corp.

Citigroup Capital Partners I (Cayman), LP	Citigroup Capital Partners I GP I Corp.

Citigroup Capital Partners I (US-UK), LP	Citigroup Capital Partners I GP II Corp.

Citigroup Capital Partners I, LP	Citigroup Capital Partners I GP II Corp.

Citigroup Capital Partners (Master Fund) I, LP	Citigroup Capital Partners I GP II Corp.

CVCIGP II U.S. Employee, L.P.	Citigroup Private Equity (Offshore) LLC

CVCIGP II U.S.-U.K. Employee, L.P.	Citigroup Private Equity (Offshore) LLC

CVCIGP II Delaware Employee, L.P.	Citigroup Private Equity (Offshore) LLC

CVCIGP II Cayman Employee, L.P.	Citigroup Private Equity (Offshore) LLC

CVCIGP II Offshore Employee, L.P.	Citigroup Private Equity (Offshore) LLC

Annex A

UNITED STATES DISTRICT COURT

DISTRICT OF CONNECTICUT

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UNITED STATES OF AMERICA	:	Criminal No.

v.	:	Filed:

CITICORP,	:	Violation: 15 U.S.C. § 1

Defendant.	:

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PLEA AGREEMENT

The United States of America and Citicorp (“defendant”), a financial services holding company organized and existing under the laws of Delaware, hereby enter into the following Plea Agreement pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure (“Fed. R. Crim. P.”):

RIGHTS OF DEFENDANT

1. The defendant understands its rights:

(a) to be represented by an attorney;

(b) to be charged by Indictment;

(c) as a corporation organized and existing under the laws of Delaware, to decline to accept service of the Summons in this case, and to contest the jurisdiction of the United States to prosecute this case against it in the United States District Court for the District of Connecticut, and to contest venue in that District;

(d) to plead not guilty to any criminal charge brought against it;

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(e) to have a trial by jury, at which it would be presumed not guilty of the charge and the United States would have to prove every essential element of the charged offense beyond a reasonable doubt for it to be found guilty;

(f) to confront and cross-examine witnesses against it and to subpoena witnesses in its defense at trial;

(g) to appeal its conviction if it is found guilty; and

(h) to appeal the imposition of sentence against it.

AGREEMENT TO PLEAD GUILTY

AND WAIVE CERTAIN RIGHTS

2. The defendant knowingly and voluntarily waives the rights set out in Paragraph 1(b)-(g) above. The defendant also knowingly and voluntarily waives the right to file any appeal, any collateral attack, or any other writ or motion, including but not limited to an appeal under 18 U.S.C. § 3742, that challenges the sentence imposed by the Court if that sentence is consistent with or below the Recommended Sentence in Paragraph 9 of this Plea Agreement, regardless of how the sentence is determined by the Court. This agreement does not affect the rights or obligations of the United States as set forth in 18 U.S.C. § 3742(b)-(c). Nothing in this paragraph, however, will act as a bar to the defendant perfecting any legal remedies it may otherwise have on appeal or collateral attack respecting claims of ineffective assistance of counsel or prosecutorial misconduct. The defendant agrees that there is currently no known evidence of ineffective assistance of counsel or prosecutorial misconduct. Pursuant to Fed. R. Crim. P. 7(b), the defendant will waive indictment and plead guilty to a one-count Information to be filed in the United States District Court for the District of Connecticut. The Information will charge that the defendant and its co-conspirators entered into and engaged in a combination and

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conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the euro/U.S. dollar (“EUR/USD”) currency pair exchanged in the foreign currency exchange spot market (“FX Spot Market”), which began at least as early as December 2007 and continued until at least January 2013, by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere, in violation of the Sherman Antitrust Act, 15 U.S.C. § 1.

3. The defendant will plead guilty to the criminal charge described in Paragraph 2 above pursuant to the terms of this Plea Agreement and will make a factual admission of guilt to the Court in accordance with Fed. R. Crim. P. 11, as set forth in Paragraph 4 below.

FACTUAL BASIS FOR OFFENSE CHARGED

4. Had this case gone to trial, the United States would have presented evidence sufficient to prove the following facts:

(a) For purposes of this Plea Agreement, the “Relevant Period” is that period from at least as early as December 2007 and continuing until at least January 2013.

(b) The FX Spot Market is a global market in which participants buy and sell currencies. In the FX Spot Market, currencies are traded against one another in pairs. The EUR/USD currency pair is the most traded currency pair by volume, with a worldwide trading volume that can exceed $500 billion per day, in a market involving the exchange of currencies valued at approximately $2 trillion a day during the Relevant Period.

(c) The FX Spot Market is an over-the-counter market and, as such, is decentralized and requires financial institutions to act as dealers willing to buy or sell a

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currency. Dealers, also known throughout the FX Spot Market as market makers, therefore play a critical role in ensuring the continued functioning of the market.

(d) During the Relevant Period, the defendant and certain of its Related Entities, as defined in Paragraph 14 of this Plea Agreement, employing more than 5,000 individuals worldwide, acted as a dealer, in the United States and elsewhere, for currency traded in the FX Spot Market.

(e) A dealer in the FX Spot Market quotes prices at which the dealer stands ready to buy or sell the currency. These price quotes are expressed as units of a given currency, known as the “counter” currency, which would be required to purchase one unit of a “base” currency, which is often the U.S. dollar and so reflects an “exchange rate” between the currencies. Dealers generally provide price quotes to four decimal points, with the final digit known as a “percentage in point” or “pip.” A dealer may provide price quotes to potential customers in the form of a “bid/ask spread,” which represents the difference between the price at which the dealer is willing to buy the currency from the customer (the “bid”) and the price at which the dealer is willing to sell the currency to the customer (the “ask”). A dealer may quote a spread, or may provide just the bid to a potential customer inquiring about selling currency or just the ask to a potential customer inquiring about buying currency.

(f) A customer wishing to trade currency may transact with a dealer by placing an order through the dealer’s internal, proprietary electronic trading platform or by contacting the dealer’s salesperson to obtain a quote. When a customer accepts a dealer’s quote, that dealer now bears the risk for any change in the currency’s price that

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may occur before the dealer is able to trade with other dealers in the “interdealer market” to fill the order by buying the currency the dealer has agreed to sell to the customer, or by selling the currency the dealer has agreed to buy from the customer. A dealer may also take and execute orders from customers such as “fix orders,” which are orders to trade at a subsequently determined “fix rate.” When a dealer accepts a fix order from a customer, the dealer agrees to fill the order at a rate to be determined at a subsequent fix time based on trading in the interdealer market. Two such “fixes” used to determine a fix rate are the European Central Bank fix, which occurs each trading day at 2:15 PM (CET) and the World Markets/Reuters fix, which occurs each trading day at 4:00 PM (GMT).

(g) During the Relevant Period, the defendant and its corporate co-conspirators, which were also financial services firms acting as dealers in the FX Spot Market, entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere. The defendant, through one of its EUR/USD traders, participated in the conspiracy from at least as early as December 2007 and continuing until at least January 2013.

(h) In furtherance of the conspiracy, the defendant and its co-conspirators engaged in communications, including near daily conversations, some of which were in code, in an exclusive electronic chat room, which chat room participants, as well as others in the FX Spot Market, referred to as “The Cartel” or “The Mafia.” Participation in this electronic chat room was limited to specific EUR/USD traders, each of whom was

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employed, at certain times, by a co-conspirator dealer in the FX Spot Market. The defendant participated in this electronic chat room through one of its EUR/USD traders from December 2007 until January 2013.

(i) The defendant and its co-conspirators carried out the conspiracy to eliminate competition in the purchase and sale of the EUR/USD currency pair by various means and methods including, in certain instances, by: (i) coordinating the trading of the EUR/USD currency pair in connection with European Central Bank and World Markets/Reuters benchmark currency “fixes” which occurred at 2:15 PM (CET) and 4:00 PM (GMT) each trading day; and (ii) refraining from certain trading behavior, by withholding bids and offers, when one conspirator held an open risk position, so that the price of the currency traded would not move in a direction adverse to the conspirator with an open risk position.

(j) During the Relevant Period, the defendant and its co-conspirators purchased and sold substantial quantities of the EUR/USD currency pair in a continuous and uninterrupted flow of interstate and U.S. import trade and commerce to customers and counterparties located in U.S. states other than the U.S. states or foreign countries in which the defendant agreed to purchase or sell these currencies. The business activities of the defendant and its co-conspirators in connection with the purchase and sale of the EUR/USD currency pair, were the subject of this conspiracy and were within the flow of, and substantially affected, interstate and U.S. import trade and commerce. The conspiracy had a direct effect on trade and commerce within the United States, as well as

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on U.S. import trade and commerce, and was carried out, in part, within the United States.

(k) Acts in furtherance of the charged offense were carried out within the District of Connecticut and elsewhere.

ELEMENTS OF THE OFFENSE

5. The elements of the charged offense are that:

(a) the conspiracy described in the Information existed at or about the time alleged;

(b) the defendant knowingly became a member of the conspiracy; and

(c) the conspiracy described in the Information either substantially affected interstate and U.S. import commerce in goods or services or occurred within the flow of interstate and U.S. import commerce in goods and services.

POSSIBLE MAXIMUM SENTENCE

6. The defendant understands that the statutory maximum penalty which may be imposed against it upon conviction for a violation of Section One of the Sherman Antitrust Act is a fine in an amount equal to the greatest of:

(a) $100 million (15 U.S.C. § 1);

(b) twice the gross pecuniary gain the conspirators derived from the crime (18 U.S.C. § 3571(c) and (d)); or

(c) twice the gross pecuniary loss caused to the victims of the crime by the conspirators (18 U.S.C. § 3571(c) and (d)).

7. In addition, the defendant understands that:

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(a) pursuant to 18 U.S.C. § 3561(c)(1), the Court may impose a term of probation of at least one year, but not more than five years;

(b) pursuant to § 8B1.1 of the United States Sentencing Guidelines (“U.S.S.G.,” “Sentencing Guidelines,” or “Guidelines”) or 18 U.S.C. § 3563(b)(2) or 3663(a)(3), the Court may order it to pay restitution to the victims of the offense charged; and

(c) pursuant to 18 U.S.C. § 3013(a)(2)(B), the Court is required to order the defendant to pay a $400 special assessment upon conviction for the charged crime.

SENTENCING GUIDELINES

8. The defendant understands that the Sentencing Guidelines are advisory, not mandatory, but that the Court must consider, in determining and imposing sentence, the Guidelines Manual in effect on the date of sentencing unless that Manual provides for greater punishment than the Manual in effect on the last date that the offense of conviction was committed, in which case the Court must consider the Guidelines Manual in effect on the last date that the offense of conviction was committed. The parties agree there is no ex post facto issue under the November 1, 2014 Guidelines Manual. The Court must also consider the other factors set forth in 18 U.S.C. §§ 3553(a), 3572(a), in determining and imposing sentence. The defendant understands that the Guidelines determinations will be made by the Court by a preponderance of the evidence standard. The defendant understands that although the Court is not ultimately bound to impose a sentence within the applicable Guidelines range, its sentence must be reasonable based upon consideration of all relevant sentencing factors set forth in 18 U.S.C. §§ 3553(a), 3572(a).

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SENTENCING AGREEMENT

9. Pursuant to Fed. R. Crim. P. 11(c)(1)(C) and subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, the United States and the defendant agree that the appropriate disposition of this case is, and agree to recommend jointly that the Court impose, a sentence requiring the defendant to pay to the United States a criminal fine of $925 million, pursuant to 18 U.S.C. § 3571(d), payable in full before the fifteenth (15th) day after the date of judgment, no order of restitution, and a term of probation of 3 years (the “Recommended Sentence”). The parties agree not to seek at the sentencing hearing any sentence outside of the Guidelines range nor any Guidelines adjustment for any reason that is not set forth in this Plea Agreement. The parties further agree that the Recommended Sentence set forth in this Plea Agreement is reasonable.

(a) The defendant understands that the Court will order it to pay a $400 special assessment, pursuant to 18 U.S.C. § 3013(a)(2)(B), in addition to any fine imposed.

(b) In light of the availability of civil causes of action, which potentially provide for a recovery of a multiple of actual damages, the Recommended Sentence does not include a restitution order for the offense charged in the Information.

(c) The United States and the defendant agree that the Court shall order a term of probation, which should include at least the following conditions, the violation of which is subject to 18 U.S.C. § 3565:

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(i) The defendant shall not commit another crime in violation of the federal laws of the United States or engage in the conduct set forth in Paragraph 4(g)-(i) above during the term of probation. On a date not later than that on which the defendant pleads guilty (currently scheduled for Wednesday, May 20, 2015), the defendant shall prominently post on its website a retrospective disclosure (“Disclosure Notice”) of its conduct set forth in Paragraph 13 in the form agreed to by the Department (a copy of the Disclosure Notice is attached as Attachment B hereto), and shall maintain the Disclosure Notice on its website during the term of probation. The defendant shall make best efforts to send the Disclosure Notice not later than thirty (30) days after the defendant pleads guilty to its spot FX customers and counterparties, other than customers and counterparties who the defendant can establish solely engaged in buying or selling foreign currency through the defendant’s consumer bank units and not the defendant’s spot FX sales or trading staff.

(ii) The defendant shall notify the probation officer upon learning of the commencement of any federal criminal investigation in which the defendant is a target, or federal criminal prosecution against it.

(iii) The defendant shall implement and shall continue to implement a compliance program designed to prevent and detect the conduct set forth in Paragraph 4 (g)-(i) above and, absent appropriate disclosure, the conduct in Paragraph 13 below throughout its operations including those of its affiliates and subsidiaries and provide an annual report to the probation officer and the United States on its progress in implementing the program, commencing on a schedule agreed to by the parties.

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(iv) The defendant shall further strengthen its compliance and internal controls as required by the U.S. Commodity Futures Trading Commission, the United Kingdom Financial Conduct Authority, and any other regulatory or enforcement agencies that have addressed the conduct set forth in Paragraph 4 (g)-(i) above and Paragraph 13 below, and report to the probation officer and the United States, upon request, regarding its remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to the conduct described in Paragraph 4 (g)-(i) above and Paragraph 13 below. Moreover, the defendant agrees that it has no objection to any regulatory agencies providing to the United States any information or reports generated by such agencies or by the defendant relating to conduct described in Paragraph 4 (g)-(i) above or Paragraph 13 below. Such information and reports will likely include proprietary, financial, confidential, and competitive business information, and public disclosure of the information and reports could discourage cooperation, impede pending or potential government investigations, and thus undermine the objective of the United States in obtaining such reports. For these reasons, among others, the information and reports and the contents thereof are intended to remain and shall remain nonpublic, except as otherwise agreed to by the parties in writing, or except to the extent that the United States determines in its sole discretion that disclosure would be in furtherance of the United States’ discharge of its duties and responsibilities or is otherwise required by law.

(v) The defendant understands that during the term of probation it shall: (1) report to the Antitrust Division all credible information regarding criminal

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violations of U.S. antitrust laws by the defendant or any of its employees as to which the defendant’s Board of Directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware; and (2) report to the Criminal Division, Fraud Section all credible information regarding criminal violations of U.S. law concerning fraud, including securities or commodities fraud by the defendant or any of its employees as to which the defendant’s Board of Directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware.

(vi) The defendant shall bring to the Antitrust Division’s attention all federal criminal investigations in which the defendant is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal or state governmental authority in the United States against the defendant or its employees, to the extent that such investigations, proceedings or actions allege facts that could form the basis of a criminal violation of U.S. antitrust laws, and the defendant shall also bring to the Criminal Division, Fraud Section’s attention all federal criminal or regulatory investigations in which the defendant is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal governmental authority in the United States against the defendant or its employees, to the extent such investigations, proceedings or actions allege violations of U.S. law concerning fraud, including securities or commodities fraud.

(d) The parties agree that the term and conditions of probation imposed by the Court will not void this Plea Agreement.

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(e) The defendant intends to file an application for a prohibited transaction exemption with the United States Department of Labor (“Department of Labor”) requesting that the defendant, its subsidiaries, and affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14. The defendant will seek such exemption in an expeditious manner and will provide all information requested of it by the Department of Labor in a timely manner. The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to the Department of Labor, and the United States takes no position on whether or not an exemption should be granted; however, if requested, the United States will advise the Department of Labor of the fact, manner, and extent of the cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and the relevant facts regarding the charged conduct. If the Department of Labor denies the exemption, or takes any other action adverse to the defendant, the defendant may not withdraw its plea or otherwise be released from any of its obligations under this Plea Agreement. The United States agrees that it will support a motion or request by the defendant that sentencing in this matter be adjourned until the Department of Labor has issued a ruling on the defendant’s request for an exemption, temporary or otherwise, so long as the defendant is proceeding with the Department of Labor in an expeditious manner. To the extent that this Plea Agreement triggers other regulatory exclusions, disqualifications or penalties, the United States likewise agrees that, if requested, it will advise the appropriate officials of any governmental agency considering such action, or any waiver or exemption therefrom, of the fact, manner, and

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extent of the cooperation of the defendant and its Related Entities and the relevant facts regarding the charged conduct as a matter for that agency to consider before determining what action, if any, to take.

(f) The United States contends that had this case gone to trial, the United States would have presented evidence to prove that the gain derived from or the loss resulting from the charged offense is sufficient to justify the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement, pursuant to 18 U.S.C. § 3571(d). For purposes of this plea and sentencing only, the defendant waives its right to contest this calculation.

(g) The defendant agrees to waive its right to the issuance of a Presentence Investigation Report pursuant to Fed. R. Crim. P. 32 and the defendant and the United States agree that the information contained in this Plea Agreement and the Information may be sufficient to enable the Court to meaningfully exercise its sentencing authority under 18 U.S.C. § 3553, pursuant to Fed. R. Crim. P. 32(c)(1)(A)(ii). Except as set forth in this Plea Agreement, the parties reserve all other rights to make sentencing recommendations and to respond to motions and arguments by the opposition.

10. The United States and the defendant agree that the applicable Guidelines fine range exceeds the fine contained in the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement. The parties agree that they will request the Court to impose the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement in consideration of the Guidelines fine range and other factors set forth in 18 U.S.C. §§ 3553(a), 3572(a). Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14

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and 15 of this Plea Agreement, and prior to sentencing in this case, the United States agrees that it will make a motion, pursuant to U.S.S.G. § 8C4.1 for a downward departure from the Guidelines fine range because of the defendant’s and its Related Entities’ substantial assistance in the United States’ investigation and prosecution of violations of federal criminal law in the FX Spot Market. The parties further agree that the Recommended Sentence is sufficient, but not greater than necessary to comply with the purposes set forth in 18 U.S.C. §§ 3553(a), 3572(a).

11. Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and prior to sentencing in the case, the United States will fully advise the Court of the fact, manner, and extent of the defendant’s and its Related Entities’ cooperation, and their commitment to prospective cooperation with the United States’ investigation and prosecutions of violations of federal criminal law in the FX Spot Market, all material facts relating to the defendant’s involvement in the charged offense and all other relevant conduct.

12. The United States and the defendant understand that the Court retains complete discretion to accept or reject the Recommended Sentence provided for in Paragraph 9 of this Plea Agreement.

(a) If the Court does not accept the Recommended Sentence, the United States and the defendant agree that this Plea Agreement, except for Paragraph 12(b) below, will be rendered void.

(b) If the Court does not accept the Recommended Sentence, the defendant will be free to withdraw its guilty plea (Fed. R. Crim. P. 11(c)(5) and (d)). If the defendant withdraws its plea of guilty, this Plea Agreement, the guilty plea, and any

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statement made in the course of any proceedings under Fed. R. Crim. P. 11 regarding the guilty plea or this Plea Agreement, or made in the course of plea discussions with an attorney for the United States, will not be admissible against the defendant in any criminal or civil proceeding, except as otherwise provided in Federal Rule of Evidence 410. In addition, the defendant agrees that, if it withdraws its guilty plea pursuant to this subparagraph of the Plea Agreement, the statute of limitations period for any offense referred to in Paragraph 16 of this Plea Agreement will be tolled for the period between the date of signature of this Plea Agreement and the date the defendant withdrew its guilty plea or for a period of sixty (60) days after the date of signature of this Plea Agreement, whichever period is greater.

OTHER RELEVANT CONDUCT

13. In addition to its participation in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market, the defendant, through its currency traders and sales staff, also engaged in other currency trading and sales practices in conducting FX Spot Market transactions with customers via telephone, email, and/or electronic chat, to wit: (i) intentionally working customers’ limit orders one or more levels, or “pips,” away from the price confirmed with the customer; (ii) including sales markup, through the use of live hand signals or undisclosed prior internal arrangements or communications, to prices given to customers that communicated with sales staff on open phone lines; (iii) accepting limit orders from customers and then informing those customers that their orders could not be filled, in whole or in part, when in fact the defendant was able to fill the order but decided not to do so because the defendant expected it

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would be more profitable not to do so; and (iv) disclosing non-public information regarding the identity and trading activity of the defendant’s customers to other banks or other market participants, in order to generate revenue for the defendant at the expense of its customers.

DEFENDANT’S COOPERATION

14. The defendant and its Related Entities as defined below shall cooperate fully and truthfully with the United States in the investigation and prosecution of this matter, involving: (a) the purchase and sale of the EUR/USD currency pair, or any other currency pair, in the FX Spot Market, or any foreign exchange forward, foreign exchange option or other foreign exchange derivative, or other financial product (to the extent disclosed to the United States); (b) the conduct set forth in Paragraph 13 of this Plea Agreement; and (c) any investigation, litigation or other proceedings arising or resulting from such investigation to which the United States is a party. Such investigation and prosecution includes, but is not limited to, an investigation, prosecution, litigation, or other proceeding regarding obstruction of, the making of a false statement or declaration in, the commission of perjury or subornation of perjury in, the commission of contempt in, or conspiracy to commit such conduct or offenses in, an investigation and prosecution. The defendant’s Related Entities for purposes of this Plea Agreement are Citigroup Inc. and entities in which the defendant or Citigroup Inc. had, indirectly or directly, a greater than 50% ownership interest as of the date of signature of this Plea Agreement, including but not limited to Citibank N.A. The full, truthful, and continuing cooperation of the defendant and its Related Entities shall include, but not be limited to:

(a) producing to the United States all documents, factual information, and other materials, wherever located, not protected under the attorney-client privilege or

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work product doctrine, in the possession, custody, or control of the defendant or any of its Related Entities, that are requested by the United States; and

(b) using its best efforts to secure the full, truthful, and continuing cooperation of the current or former directors, officers and employees of the defendant and its Related Entities as may be requested by the United States, including making these persons available in the United States and at other mutually agreed-upon locations, at the defendant’s expense, for interviews and the provision of testimony in grand jury, trial, and other judicial proceedings. This obligation includes, but is not limited to, sworn testimony before grand juries or in trials, as well as interviews with law enforcement and regulatory authorities. Cooperation under this paragraph shall include identification of witnesses who, to the knowledge of the defendant, may have material information regarding the matters under investigation.

15. For the duration of any term of probation ordered by the Court, the defendant also shall cooperate fully with the United States and any other law enforcement authority or government agency designated by the United States, in a manner consistent with applicable law and regulations, with regard to all investigations identified in Attachment A (filed under seal) to this Plea Agreement. The defendant shall, to the extent consistent with the foregoing, truthfully disclose to the United States all factual information not protected by a valid claim of attorney-client privilege or work product doctrine protection with respect to the activities, that are the subject of the investigations identified in Attachment A, of the defendant and its Related Entities. This obligation of truthful disclosure includes the obligation of the defendant to provide to the United States, upon request, any non-privileged or non-protected document, record, or other

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tangible evidence about which the aforementioned authorities and agencies shall inquire of the defendant, subject to the direction of the United States.

GOVERNMENT’S AGREEMENT

16. Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and upon the Court’s acceptance of the guilty plea called for by this Plea Agreement and the imposition of the Recommended Sentence, the United States agrees that it will not bring further criminal charges, whether under Title 15 or Title 18, or other federal criminal statutes, against the defendant or any of its Related Entities:

(a) for any combination and conspiracy occurring before the date of signature of this Plea Agreement to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair, or any other currency pair exchanged in the FX Spot Market, or any foreign exchange forward, foreign exchange option or other foreign exchange derivative, or other financial product (to the extent such financial product was disclosed to the United States), and

(b) for the conduct specifically identified in Paragraph 13 of this Plea Agreement that the defendant disclosed to the United States and that occurred between January 1, 2009 and the date of signature of this Plea Agreement.

(c) The nonprosecution terms of Paragraph 16 of this Plea Agreement do not extend to any other product, activity, service or market of the defendant, and do not apply to (i) any acts of subornation of perjury (18 U.S.C. § 1622), making a false statement (18 U.S.C. § 1001), obstruction of justice (18 U.S.C. § 1503, et seq), contempt (18 U.S.C. §§

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401-402), or conspiracy to commit such offenses; (ii) civil matters of any kind; (iii) any violation of the federal tax or securities laws or conspiracy to commit such offenses; or (iv) any crime of violence.

REPRESENTATION BY COUNSEL

17. The defendant has been represented by counsel and is fully satisfied that its attorneys have provided competent legal representation. The defendant has thoroughly reviewed this Plea Agreement and acknowledges that counsel has advised it of the nature of the charge, any possible defenses to the charge, and the nature and range of possible sentences.

VOLUNTARY PLEA

18. The defendant’s decision to enter into this Plea Agreement and to tender a plea of guilty is freely and voluntarily made and is not the result of force, threats, assurances, promises, or representations other than the representations contained in this Plea Agreement. The United States has made no promises or representations to the defendant as to whether the Court will accept or reject the recommendations contained within this Plea Agreement.

VIOLATION OF PLEA AGREEMENT

19. The defendant agrees that, should the United States determine in good faith, during the period that any investigation or prosecution covered by Paragraph 14 is pending, or during the period covered by Paragraph 15, that the defendant or any of its Related Entities has failed to provide full, truthful, and continuing cooperation, as defined in Paragraphs 14 and 15 of this Plea Agreement respectively, or has otherwise violated any provision of this Plea Agreement, except for the conditions of probation set forth in Paragraphs 9(c)(i)-(vi), the violations of which are subject to 18 U.S.C. § 3565, the United States will notify counsel for the

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defendant in writing by personal or overnight delivery, email, or facsimile transmission and may also notify counsel by telephone of its intention to void any of its obligations under this Plea Agreement (except its obligations under this paragraph), and the defendant and its Related Entities will be subject to prosecution for any federal crime of which the United States has knowledge including, but not limited to, the substantive offenses relating to the investigation resulting in this Plea Agreement. The defendant agrees that, in the event that the United States is released from its obligations under this Plea Agreement and brings criminal charges against the defendant or its Related Entities for any offense referred to in Paragraph 16 of this Plea Agreement, the statute of limitations period for such offense will be tolled for the period between the date of signature of this Plea Agreement and six (6) months after the date the United States gave notice of its intent to void its obligations under this Plea Agreement.

20. The defendant understands and agrees that in any further prosecution of it or its Related Entities resulting from the release of the United States from its obligations under this Plea Agreement, because of the defendant’s or its Related Entities’ violation of this Plea Agreement, any documents, statements, information, testimony, or evidence provided by it, its Related Entities, or current or former directors, officers, or employees of it or its Related Entities to attorneys or agents of the United States, federal grand juries or courts, and any leads derived therefrom, may be used against it or its Related Entities. In addition, the defendant unconditionally waives its right to challenge the use of such evidence in any such further prosecution, notwithstanding the protections of Federal Rule of Evidence 410.

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ENTIRETY OF AGREEMENT

21. This Plea Agreement, Attachment A, and Attachment B constitute the entire agreement between the United States and the defendant concerning the disposition of the criminal charge in this case. This Plea Agreement cannot be modified except in writing, signed by the United States, the defendant and the defendant’s counsel.

22. The undersigned is authorized to enter this Plea Agreement on behalf of the defendant as evidenced by the Resolution of the Board of Directors of the defendant attached to, and incorporated by reference in, this Plea Agreement.

23. The undersigned attorneys for the United States have been authorized by the Attorney General of the United States to enter this Plea Agreement on behalf of the United States.

24. A facsimile or PDF signature will be deemed an original signature for the purpose of executing this Plea Agreement. Multiple signature pages are authorized for the purpose of executing this Plea Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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AGREED:

FOR CITICORP:

Date:	May 20, 2015	By:	/s/ Rohan Weerasinghe
Rohan Weerasinghe, Esq.
General Counsel and Corporate Secretary,
Citigroup Inc.

Date:	May 20, 2015	By:	/s/ Lev L. Dassin
Lev L. Dassin, Esq.
Mark Leddy, Esq.
Mark W. Nelson, Esq.
Jonathan S. Kolodner, Esq.
Cleary Gottlieb Steen & Hamilton LLP

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

JEFFREY D. MARTINO
Chief, New York Office
Antitrust Division
United States Department of Justice

Date:	May 20, 2015	By:	/s/ Joseph Muoio
Joseph Muoio, Trial Attorney
Eric L. Schleef, Trial Attorney
Bryan C. Bughman, Trial Attorney
Carrie A. Syme, Trial Attorney
George S. Baranko, Trial Attorney
Benjamin Sirota, Trial Attorney

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN
Chief, Fraud Section
Criminal Division
United States Department of Justice

Date:	May 20, 2015	By:	/s/ Benjamin D. Singer
Daniel A. Braun, Deputy Chief
Benjamin D. Singer, Deputy Chief
Gary A. Winters, Trial Attorney
Michael T. O’Neill, Trial Attorney

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